Exhibit 99.3

                                                                    GERDAU S.A.
FIRST SEMESTER 2004 RESULTS                                         CONSOLIDATED

           Data presented in accordance with Brazilian Corporate Law.

HIGHLIGHTS
----------

o Net Profit - Consolidated net profit for the first semester of 2004 was strongly influenced by the substantial improvement of the Gerdau North American operations. Of the total net profit of the period (R$ 1.3 billion - increase of 136.8%), 37.3% was generated by the North and South American companies, Brazil not included. In the same period last year, these companies contributed with only 2.2% to the results. Net margin improved to 13.7% this year compared to 8.6% in the first half of 2003. This is due to the recovery in margins at the North American operations, and to exports from Brazil, which benefited from the high prices of steel products in the international markets.

o Gross Sales - The consolidated figure for Gross Sales reached R$ 11.3 billion, an improvement of 50.8% over that of the first half of 2003. The Brazilian operations contributed with 52.0% of this total (R$ 5.9 billion), while the North American operations contributed with 43.8% (R$ 4.9 billion) and companies in Chile, Uruguay and Argentina contributed with the remaining 4.2% (R$ 474.8 million).

o Exports - Shipments from Gerdau Acominas to clients overseas reached 1.4 million metric tons in the first half of 2004 compared to the 1.5 million of the same period last year. In spite of the reduction of 6.5% in tons shipped, revenues obtained with these Sales increased by 42.4%, reaching US$ 509.2 million (R$ 1.8 billion) this year (US$ 357.6 million pro-forma for 2003 - R$
   1.3 billion). This is a consequence of the increase in international prices of steel products. For Gerdau Acominas, average export prices increased 47.2% in the first six months of the current year compared to those of the same period in 2003.

o EBITDA - The operating cash generation (EBITDA) reached R$ 2.6 billion this first half, compared to the R$ 1.4 billion in the same period of 2003, an increase of 92.3%. The EBITDA margin jumped from 21.3% to 27.4% for the year.

--------------------------------------------------------------------------------------------------------------------------------
MAIN FIGURES                                              2Q04       1Q04      VARIATION       1S04          1S03     VARIATION
--------------------------------------------------------------------------------------------------------------------------------
Output (1,000 t)                                         3,231       3,139         2.9%        6,370         6,054         5.2%
Slabs, blooms, billets                                   2,434       2,390         1.9%        4,824         4,380        10.1%
Rolled products

Sales (1,000 t)                                          3,135       3,148       (0.4%)        6,283         5,866         7.1%

Net Sales (R$ million)                                   5,299       4,173        27.0%        9,472         6,357        49.0%
EBITDA (R$ million)                                      1,716         883        94.3%        2,599         1,352        92.2%
EBTDA (R$ million)                                       1,486         730       103.6%        2,216         1,101       101.3%
Net Profit (R$ million)                                    873         427       104.4%        1,301           549       137.0%

Shareholders' Equity (R$ million)                        5,884       5,159        14.1%        5,884         4,772        23.3%
Total Assets (R$ million)                               16,270      15,102         7.7%       16,270        14,240        14.3%

                                                                     24.4%                     30.4%         25.4%
Gross margin                                             35.2%
EBITDA margin                                            32.4%       21.2%                     27.4%         21.3%
Net margin                                               16.5%       10.2%                     13.7%          8.6%

Net profit(1) / Shareholders' Equity (ROE)               34.1%       27.0%                     34.1%         22.5%

Net debt / Net total capitalization                      45.7%       50.3%                     45.7%         54.2%
Net debt / EBITDA(1)                                      1.3x        1.8x                      1.3x          2.2x
--------------------------------------------------------------------------------------------------------------------------------

(1) Last 12 months.

o Output - The output of slabs, billets and blooms this first half of 2004 reached 6.4 million metric tons, 5.2% greater than that of the first half of 2003, when output reached 6.1 million tons. The output of rolled products reached 4.8 million metric tons, 10.1% more than in 2003. Growth in demand in the North and South American markets, regions in which Gerdau has industrial units, contributed to the increase in output. The greater variation in rolled products resulted from the beginning of operation of the new wire-rod rolling mill and to the greater utilization of the installed capacity at the structural steel mill, both located at the Ouro Branco Mill.

o Interest on capital stock and dividends - Interest on capital stock and dividends for the second quarter will be paid on August 17th to shareholders of both Metalurgica Gerdau S.A. and Gerdau S.A. Payouts will be of R$ 89.1 million (R$ 1.08 per share) and R$ 191.8 million (R$ 0.65 per share), respectively.

o Anticipation of interest on capital stock - At meetings held on July 31st , the Boards of Metalurgica Gerdau S.A. and Gerdau S.A. approved the payment of interest on capital stock, in anticipation of results of the third quarter of 2004. Shareholders of Metalurgica Gerdau S.A. will receive R$ 66.0 million (R$ 0.80 per share) and Gerdau S.A. shareholders R$ 135.8 million (R$ 0.46 per share). These amounts will be paid on November 17th 2004, based on the number of shares held in each of the companies on August 13th.

o Capital increase at Gerdau Ameristeel - Gerdau Ameristeel Corporation announced on April 1st the private placement of 26.8 million shares at the price of Cdn$ 4.90, approximately US$ 100,0 million. This capital increase was made by Gerdau S.A., which increased its stake in the Company to 72.3% up from 68.6%.

o Issuance of Senior Secured Export Notes - On June 3rd Gerdau Acominas S.A. concluded the issuance of a second tranche of US$ 128 million of its Securitizaton program. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% per annum. The operation was concluded in parallel with a derivate instrument (US Treasury Lock) that reduced the effective final cost to 6.798% per annum.


AVAILABILITY AT THE SITE:                                     CONFERENCE CALL: AUGUST 3RD
-------------------------                                     ---------------------------
This document and complementary information for the           In Portuguese, at 1:00 PM (EST)
quarter are available at www.gerdau.com.br/ri                 In English, at 2:30 PM (EST)
                                                              To listen in, dial:

COMPLEMENTARY INFORMATION:                                    In Portuguese:
--------------------------                                    --------------
Additional data on the performance in the quarter can be      - From Brazil: 0800 770.4544 or 11 4613.0501
obtained with the Investor Relations sector which can be      - Other countries: +55 11 4613.4525
reached by phone
at +55 51 3323.2703 or by e-mail at inform@gerdau.com.br      In English:
                                                              ----------
                                                              - From the US: 1 800 860.2442
                                                              - From Brazil: 0800 770.4544 or 11 4613.0502
                                                              - Other countries: 1 412 858.4600

                                                              The  conference  call  will  also be  available  on the
                                                              internet. To listen in you must access our site at
                                                              www.gerdau.com.br

                     PERFORMANCE IN THE 2ND QUARTER OF 2004
                     --------------------------------------

OUTPUT AND SALES
----------------

o The Gerdau companies produced 3.2 million metric tons of slabs, blooms and billets in the second quarter of 2004. This was 2.9% greater than the volume of the first quarter. Of this total, the Brazilian units contributed with 1.9 million metric tons, 57.5%. Mills in North America produced 1.3 million metric tons, representing 39.2% of the quarter's output while companies in Chile, Uruguay and Argentina produced 106.4 thousand metric tons, 3.3% of the total.


OUTPUT                                           2Q04          1Q04        VARIATION      1S04          1S03    VARIATION
(1,000 tons)
--------------------------------------------------------------------------------------------------------------------------
Crude steel (slabs, blooms, billets)
Brazil                                          1,857.1       1,719.6         8.0%      3,576.6       3,367.3         6.2%
North America                                   1,267.4       1,333.5        (5.0%)     2,600.9       2,516.7         3.3%
South America                                     106.4          86.0        23.7%        192.4         169.9        13.2%
TOTAL                                           3,230.9       3,139.1         2.9%      6,369.9       6,053.9         5.2%

ROLLED PRODUCTS

Brazil                                          1,099.5       1,021.3         7.7%      2,120.8       1,860.9        14.0%

North America                                   1,219.1       1,262.0       (3.4%)      2,481.1       2,337.7         6.1%
South America                                     115.3         106.4         8.4%        221.7         181.0        22.5%
TOTAL                                           2,433.9       2,389.7         1.9%      4,823.6       4,379.6        10.1%
---------------------------------------------------------------------------------------------------------------------------

o Output of rolled products presented a growth of 1.9% in the second quarter compared to that of the first. Production of rolled products reached 2.4 million metric tons of which 1.1 million metric tons (45.2% of total) were produced by Gerdau Acominas, 1.2 million metric tons by the North American units (50.1% of total) and 115.3 thousand metric tons by the South American mills (Brazil not included) equivalent to 4.7% of the total tonnage.

SLABS BLOOMS AND BILLETS OUTPUT                         ROLLED PRODUCTS OUTPUT
         (1,000 tons)                                        (1,000 tons)

      [GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]

o Consolidated Sales reached 3.1 million metric tons in the second quarter this year, about the same tonnage as the first quarter. The Brazilian operations contributed with 53.6%, North America with 42.6% and companies in Chile, Uruguay and Argentina with the remaining 3.8%.

o Gerdau Acominas, which is responsible for all Brazilian-based Gerdau operations, shipped 1.7 million metric tons of steel products in the quarter. Of these, 62.4% were shipped to clients in Brazil and 37.6% to clients abroad. Sales to the domestic market reached 1.0 million metric tons and increased 14.7% in the quarter. This increase was caused mainly by the demand of the domestic industrial sector which has been presenting impressive positive results, especially in industries with good export capabilities, in addition to the gradual resumption of growth in the civil construction sector. Exports totaled 632.2 thousand tons this second quarter, 12.6% lower than those of the first quarter due to the re-directing of sales to the Brazilian domestic market. Shipments overseas generated revenues of US$ 289.3 million in the second quarter compared to US$ 219.9 million in the first quarter. In spite of the reduction in tonnage shipped, the financial results of exports increased by 31.5%, the result of an increase in international prices for steel products.

SALES                            2Q04           1Q04      VARIATION          1S04         1S03     VARIATION
(1,000 tons)
------------------------------------------------------------------------------------------------------------
BRAZIL
Domestic market                1,049.4          914.6        14.7%         1,963.9      1,651.7        18.9%

Exports                          632.2          723.5      (12.6%)         1,355.7      1,450.1       (6.5%)
TOTAL                          1,681.6        1,638.1         2.7%         3,319.7      3,101.8         7.0%

ABROAD
North America                  1,334.1        1,389.0       (4.0%)         2,723.2      2,555.2         6.6%
South America                    119.1          120.8       (1.4%)           239.9        208.7        15.0%
TOTAL                          1,453.2        1,509.8       (3.7%)         2,963.0      2,763.8         7.2%

CONSOLIDATED TOTAL             3,134.8        3,147.9       (0.4%)         6,282.7      5,865.6         7.1%
------------------------------------------------------------------------------------------------------------


o Shipments abroad in the second quarter by companies in Chile, Uruguay and Argentina were 1.4% lower than those of the first quarter with a total of
   119.1 thousand tons. In North America sales totaled 1.3 million metric tons, 4.0% less than that of the first quarter due to the anticipation of purchases in the month of March to avoid price increases scheduled for April and May.

              SALES                            SALES BY PRODUCT LINE
          (1,000 tons)                      (% of tonnage in the 2Q04)
       [GRAPHIC OMITTED]                         [GRAPHIC OMITTED]

RESULTS
-------

o Consolidated net revenues for the year reached R$ 5.3 billion, 27.0% greater than that of the first quarter. This increase is due to the greater revenues obtained with exports and with revenues from North America reflecting the increase in steel products prices in the international markets. Furthermore, the 14.7% increase in shipments to domestic markets also contributed significantly.


SALES                            2Q04           1Q04        VARIATION          1S04         1S03        VARIATION
(R$ million)
-----------------------------------------------------------------------------------------------------------------

Brazil                         2,542.7        1,988.0          27.9%         4,530.7       3,486.0         30.0%

North America                  2,566.5        2,027.6          26.6%         4,594.1       2,655.7         73.0%
South America                    189.8          157.4          20.6%           347.2         215.4         61.2%
TOTAL                          5,299.0        4,173.0          27.0%         9,472.0       6,357.1         49.0%
-----------------------------------------------------------------------------------------------------------------

o The improved operating margins of exports and of the North American operations were responsible for the increase of gross margin from 24.4% in the first quarter, to 35.2% in the second quarter.

    Gross profit reached R$ 1.9 billion in the period of April through June, 83.5% greater than that of January through March.


          NET SALES PER TON                            GROSS MARGIN
             (R$ per ton)                                   (%)
          [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]

o Expenses with SG&A totaled R$ 391.4 million in the second quarter of 2004, an increase of 28.1% compared to the first three months of the year and in line with the increase in net revenues of the same period (+27.0%). These expenses were 7.4% of net revenue.


SALES                                        2Q04         1Q04         VARIATION        1S04          1S03       VARIATION
(R$ million)
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                1,866.3      1,017.3          83.5%      2,883.5        1,615.9        78.4%
Cost of sales                               (117.6)       (97.1)          21.1%       (214.7)        (207.6)         3.4%
SG&A                                        (273.8)      (208.4)          31.4%       (482.3)        (348.9)        38.2%
Depreciation & amortization                   240.6        171.5          40.3%         412.2          292.1        41.2%
EBITDA                                      1,715.5        883.3          94.2%       2,598.7        1,351.5        92.3%
Net financial expenses                       (89.1)      (101.6)        (12.3%)       (190.7)        (252.8)      (24.6%)
(Excluding monetary & FX variations)
Monetary and FX variations                  (140.3)       (52.0)         169.8%       (192.3)            2.6            -
EBTDA                                       1,486.1        729.7         103.7%       2,215.7        1,101.3       101.2%
--------------------------------------------------------------------------------------------------------------------------

o EBITDA in the quarter reached R$ 1.7 billion, 94.2% greater than that of the first quarter of 2004. Pushed by the improved results at the North American operations, the EBITDA margin increased from 21.2%, in the first quarter, to 32.4%, in the second quarter of the year.


SALES                                   2Q04           1Q04        VARIATION          1S04         1S03           VARIATION
(R$ million)
-------------------------------------------------------------------------------------------------------------------------
Brazil                                1,028.5          619.7          66.0%         1,648.1       1,164.6           41.5%

North America                           613.5          204.0         200.7%           817.5         119.1          586.4%
South America                            73.5           59.6          23.3%           133.1          67.8           96.3%
TOTAL                                 1,715.5          883.3          94.2%         2,598.7       1,351.5           92.3%
--------------------------------------------------------------------------------------------------------------------------

o Net financial expenses of the quarter increased by 49.4% due essentially to the 6.8% devaluation of the real vis-a-vis the US dollar in the period. Net financial expenses in the second quarter of 2004 totaled R$ 229.4 million of which R$ 13.9 million are expenses with monetary variations, and R$ 126.4 million in revenues from FX variations.

o Equity pick up in the quarter was negative by R$ 20.1 million and reflects the variations the US dollar vis-a-vis the different currencies of the countries in which Gerdau has operations along with fiscal incentives and the amortization of goodwill.

o Net profit in the second quarter of 2004 was R$ 873.3 million, 104.4% greater than that of the first quarter. Operations abroad contributed with 43.7% of the total, compared to 24.3% in the first quarter. Net margin increased from 10.2%, in the first three months this year, to 16.5%, in the period between April and June of 2004.


SALES                                   2Q04           1Q04        VARIATION          1S04         1S03        VARIATION
(R$ million)
-------------------------------------------------------------------------------------------------------------------------
Brazil                                  491.7          323.6          51.9%           815.3         537.3         51.7%

North America                           332.0           62.6         430.4%           394.6         (27.6)           -
South America                            49.6           41.1          20.7%            90.7          39.6        129.0%
TOTAL                                   873.3          427.3         104.4%         1,300.6         549.3        136.8%
--------------------------------------------------------------------------------------------------------------------------


INVESTMENTS
-----------

o Investments in fixed assets in the second quarter totaled US$ 101.6 million. Of this amount, the Brazilian-based companies invested US$ 84.8 million (83.5% of total), units in North America US$ 15.0 million (14.8% of total) and the South American units the remaining US$ 1.8 million (1.7% of total).

     Investments
     (US$ million)            2Q04             1Q04            1S04
     ---------------------------------------------------------------
     BRAZIL                    84.8             51.5           136.3
     Gerdau Acominas           83.3             50.1           133.4
     Other                      1.5              1.4             2.9

     ABROAD                    16.8             25.3            42.1

     North America             15.0             23.3            38.3

     South America              1.8              2.0             3.8

     TOTAL                    101.6             76.8           178.4
     ---------------------------------------------------------------

o Given the perspective of growth in demand in the Brazilian domestic market, Gerdau will be accelerating its investment program. Almost every steel mill is getting investment funds for their melt shops and rolling mills with the goal of maximizing output with the existing equipment. The objective is to fully meet the domestic demand in Brazil and maintain the current levels in exports in order to fulfill the orders of foreign customers.

o The investment program highlights are the enhancement of the installed capacity of the Ouro Branco (MG), Gerdau Acos Finos Piratini (RS) and Gerdau Cosigua (RJ) mills. At the Ouro Branco mill, crude steel capacity should increase from 3 million metric tons to 7 million metric tons by 2008/09. It will get a first phase investment addition of 1.5 million tons by 2006/07. At Gerdau Acos Finos Piratini (RS) the rolling mill's capacity for industrial steel will increase by 350 thousand metric tons reaching the mark of 500 thousand metric tons next year. At Gerdau Cosigua (RJ) the scheduled increase in capacity of rolling mill number 3 to 420 thousand metric tons per year, an increase of 150 thousand metric tons is expected by the end of 2005.

o Investments at Riograndense (RS) and Gerdau Cearense (CE) are also scheduled. At Gerdau Riograndense improvements in the melt shop process will allow an additional 60 thousand metric tons by 2006. At Gerdau Cearense, the new reheat furnace set up and the removal of bottlenecks, scheduled for 2006, will increase output by 50% going from 100 thousand to 150 thousand metric tons.

INDEBTEDNESS
------------

o The greater cash generation that resulted from the maturing of investments made in previous years along with the improvement in demand for steel products in the domestic market combined with high international steel prices have allowed for the reduction of the net indebtedness throughout the year and especially in this quarter. On June 30th, net debt was R$ 5.0 billion, 5.2% lower than that at the end of March, and 12.2% lower when compared to that of June 30th, 2003.

o Of the total indebtedness (R$ 6.4 billion), 34.5% was short term (R$ 2.2 billion) and 65.5% was long term (R$ 4.2 billion), with no major changes compared to the position on March 31st.

o The balance of cash and cash equivalents totaled R$ 1.5 billion at the end of June. Of this total, 59.2% (R$ 881.6 million) were indexed to the US dollar.

     Investments
     (US$ million)             06.30.2004     03.31.2004            06.302003
     --------------------------------------------------------------------------

     SHORT TERM

     Domestic currency           190.6           186.5                 445.4

     Foreign currency          1,127.6         1,539.8               1,856.8

     Companies abroad            904.5           504.0                 927.0

     TOTAL                     2,222.7         2,230.3               3,229.2

     LONG TERM

     Domestic currency           702.4           713.9               1,071.1

     Foreign currency          1,887.2         1,243.1                 689.5

     Companies abroad          1,634.5         2,191.1               1,853.0
     TOTAL                     4,224.1         4,148.1               3,613.6

     GROSS DEBT                6,446.8         6,378.4               6,842.8
     Cash & equivalents        1,490.1         1,150.9               1,198.5

     NET DEBT                  4,956.7         5,227.5               5,644.3
     --------------------------------------------------------------------------
     On June 30th, 2004, 17% of the debt in foreign currency was hedged

o On June 3rd, Gerdau Acominas S.A. concluded issuing the second tranche of US$ 128 million of a Senior Secured Export Notes program, an important tool in extending the indebtedness profile. This second tranche was placed with a maturity of 8 years (April 2012) and interest of 7,321% per year. The operation was concluded in parallel with a derivate instrument (US Treasury
   Lock) that reduced the actual effective cost to 6.798% per year.

o The long term debt payment schedule on June 30th, including debentures, was as follows:

                       YEAR                           R$ MILLION
               -------------------------------------------------
                       2005                             195.8
                       2006                             540.2
                       2007                             709.3
                       2008                             553.5
               2009 and thereafter                     2,225.3
                      TOTAL                            4,224.1

o At the end of June the main indebtedness indicators were the following:


                                        06.30.2004     03.31.2004      06.302003
--------------------------------------------------------------------------------

Net debt / Net total capitalization        45.7%         50.3%          54.2%
EBITDA1 / Net financial expenses1           8.4x          5.6x           5.5x
(excluding monetary and FX variations)
Gross debt / EBITDA1                        1.6x          2.2x           2.6x
Net debt / EBITDA1                          1.3x          1.8x           2.1x
--------------------------------------------------------------------------------
1 - Last twelve months


                              NON-CONSOLIDATED DATA
                              ---------------------

METALURGICA GERDAU S.A.
-----------------------

o Payment of interest on capital stock and dividends will be made on August 17th. These payments are for the second quarter of 2004. Of the total of R$
   89.1 million (R$ 1.08 per share) to be paid, R$ 51.1 million (R$ 0.62 per share) will be in the form of interest on capital stock, and R$ 38.0 million (R$ 0.46 per share) as dividends.

o At the Metalurgica Gerdau S.A. Board meeting held on July 31st, the Board approved the payment of interest on capital stock in anticipation of results of the third quarter of 2004. Shareholders will receive on November 17th, R$
   66.0 million (R$ 0.80 per share) based on the number of shares held on August 13th, 2004.

o Metalurgica Gerdau S.A. had a net profit of R$ 353.3 million in the second quarter (R$ 4.28 per share), 111.6% more than the R$ 167.0 million of the first quarter. Net profit for the six months was R$ 520.3 million (R$ 6.31 per share), 123.0% greater than that of the same period in 2003.

o On June 30th, Shareholders' Equity was R$ 2.3 billion, equivalent to R$ 28.41 per share.

o The shareholders' meeting held on April 30th approved a stock bonus of 30% on stock held at that date. On the occasion a 70% stock split was also approved. Consequently the number of shares issued changed from 41.6 million to 83.2 million.

o At Bovespa, shares of Metalurgica Gerdau S.A. (GOAU) moved R$ 912.3 million during the first semester of 2004, 376,1% greater than that of the same period in 2003. There were 25,656 trades, which were 219,8% more than in the first six months of the previous year. Shares traded presented a significant increase in volume in the period. There were 16,3 million shares traded, 283.9% more than in the first semester of 2003. Preferred shares appreciated 38.4% in the period and daily trading financial volume reached R$ 6.7 million.

o The evolution of preferred share quotes in the last twelve months at the Sao Paulo Stock Exchange was as follows:

                              BOVESPA
                            (Base 100)

                               [GRAPHIC OMITTED]

GERDAU S.A.
-----------

o Payment of dividends and interest on capital stock for the second quarter will be made on August 17th. Of the total of R$ 191.8 million (R$ 0.65 per share) being paid, R$ 106.2 million (R$ 0.36 per share) will be in the form of interest on capital stock, and R$ 85.6 million (R$ 0.29 per share) will be paid as dividends.

o At the Gerdau S.A. Board meeting held on July 31st, the Board approved the payment of interest on capital stock in anticipation of results of the third quarter of 2004. Shareholders will receive on November 17th, R$ 135.8 million (R$ 0.46 per share) based on the number of shares held on August 13th, 2004.

o  Gerdau S.A. had a net profit of R$ 742.8 million in the second quarter (R$
   2.52 per share), 94.5% greater than the R$ 382.0 million reached in the first quarter. Net profit for the year was R$ 1.1 billion (R$ 3.81 per share), 152.1% greater than the pro forma of the first semester of 2003.

o Shareholders' Equity on June 30th was R$ 4.9 billion, equivalent to R$ 16.74 per share.

o The shareholders' meeting held on April 29th approved a stock bonus of 100% on stock held at that date. Consequently the number of shares issued changed from 148.3 million to 296.7 million.

o Gerdau S.A. (GGBR) shares moved R$ 2.5 billion at Bovespa during the first half of 2004 and presented an increase of 173.4% compared to the same period in 2003. There were 80,330 trades with 51.4 million shares traded which surpassed by 85.4% and 76,8%, respectively, the numbers of the first half of the previous year. Preferred shares appreciated 25.1% and the daily financial volume average traded reached R$ 19.5 million.

o At the New York Stock Exchange there were 27.3 million Gerdau S.A. (GGB) ADRs traded during the first half of the current year. Volume traded surpassed the first half of last year by 207.3%. Financial volume traded reached US$ 463.1 million, amount 411.9% greater than that of the first half of 2003. The trading daily average reached US$ 3.7 million.

o There were 172.2 thousand Gerdau S.A. (XGGB) preferred shares traded during the first half of 2004 at the Bolsa de Valores de Madri (Latibex), which moved (euro) 2.3 million.

o The evolution of stock quotes of preferred shares at the Sao Paulo Stock Exchange and at the New York Stock Exchange in the last twelve months was as follows:

                 BOVESPA                                            NYSE
               (Base 100)                                         (Base 100)

           [GRAPHIC OMITTED]                                  [GRAPHIC OMITTED]

GERDAU ACOMINAS S.A.
--------------------

o Gerdau Acominas' gross revenues of in the second quarter reached R$ 3.3 billion, 29.5% greater than that of the first quarter. Net revenues reached R$ 2.6 billion, an increase of 30.5%. Gross revenues from January through June reached R$ 5.9 billion and net revenues R$ 4.6 billion, 37.2% and 32.1%, respectively, greater than the pro forma of the first semester of 2003.

o Gross margin was 43.5% in the second quarter compared to 37.4% in the first. Margins improved as a consequence of the greater volumes of shipments in the domestic market where the product mix is better and to the high prices in the international markets for steel products along with lower production costs. Gross margin in the first half of 2004 reached 40.9% compared to 39,4% in the same period in 2003, as per the pro forma financials.

o EBITDA in the second quarter reached R$ 1.0 billion, 66.7% greater than the first quarter of this year. EBITDA margin reached 39.6% in the second quarter compared to 31.0% in the first. For the year-to-date, EBITDA was R$ 1.6 billion and margin 35.8%.

o Net profit reached R$ 527.1 million in the second quarter this year (R$ 3.32 per share), 68.5% greater than in the first quarter. In the last six months this year, net profit reached R$ 839.9 million, 6.4% greater than the pro forma for the first half of 2003.

o Based on the results of the quarter, interest on capital stock and dividends will be paid on August 17th, for a total of R$ 209.4 million. This amount is equivalent to R$ 1.32 per share outstanding on June 30th, and R$ 0.848 per share in the form of interest on capital stock, and R$ 0.472 per share as dividends.

o Shareholders' equity on June 30th was R$ 3.6 billion, equivalent to R$ 22.94 per share.

GERDAU AMERISTEEL CORPORATION
-----------------------------

o The first semester of 2004 had 26.3 million Gerdau Ameristeel (GNA.TO) shares traded at the Toronto Stock Exchange. These shares moved Cdn$ 129.6 million in the period and presented an appreciation of 8.5%.


o The evolution of stock quotes at the Toronto Stock Exchange in the last twelve months were as follows:

                      TORONTO STOCK EXCHANGE
                            (Base 100)

                               [GRAPHIC OMITTED]

o Net revenues, adjusted to Brazilian GAAP, reached R$ 2.6 billion in the second quarter of 2004, 26,6% greater than that of the first quarter. This is the result of the increase in prices of steel products in the North American markets.

o Gross margin jumped to 25.0% in the second quarter, compared to 9.6% in the first, due to increases in prices and the reduction in production costs.

o EBITDA, also adjusted to Brazilian GAAP, was R$ 613.5 million in the second quarter this year, a growth of 200.7% over that of the first quarter. EBITDA margin experienced an important increase going from 10.1%, in the first quarter, to 23.9%, in the second.

o  Net profit for the second quarter reached R$ 332.0 million compared to R$
   62.6 million in the first three months of 2004.

o  Gerdau Ameristeel Corporation announced on April 1st the private placement of
   26.8 million shares at Cdn$ 4.90, approximately US$ 100.0 million. This capital increase was made by Gerdau S.A., which increased its stake from 68.6% to 72.3%.


MANAGEMENT

METALURGICA GERDAU S.A. - CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND          JUN. 2004      MAR. 2004      JUN. 2003
---------------------------         ----------     ----------     ----------
TOTAL ASSETS                        16,429,071     15,223,469     14,372,714
CURRENT ASSETS                       7,393,543      6,204,786      5,596,554
Cash and cash & equivalents            207,376        225,414        261,885
Trade accounts receivable            2,426,305      1,932,647      1,601,089
Taxes recoverable                      174,211        177,409         96,478
Temporary cash investments           1,281,286        906,111        955,158
Inventories                          2,873,969      2,562,324      2,322,606
Other                                  430,396        400,881        359,338
LONG-TERM RECEIVABLES                1,050,070      1,117,963        779,207
Accounts receivable                     10,584         10,584         11,306
AIR with related parties                18,629         23,136         14,287
Other                                1,020,857      1,084,243        753,614
PERMANENT ASSETS                     7,985,458      7,900,720      7,996,953
Investments                            380,928        453,474        445,142
Fixed assets                         7,580,048      7,425,289      7,526,406
Deferred                                24,482         21,957         25,405


CORPORATE LAW - R$ THOUSAND          JUN. 2004      MAR. 2004      JUN. 2003
---------------------------          ---------      ---------      ---------

TOTAL LIABILITIES                    16,429,071    15,223,469     14,372,714
CURRENT LIABILITIES                   4,879,441     4,549,465      4,862,180
Loans and financing                   2,309,407     2,275,270      3,285,942
Debentures                                3,711         8,067         12,199
Trade accounts payable                1,521,249     1,533,486        985,504
Taxes payable                           368,719       246,291        174,234
Dividends payable                       195,188        93,211         44,982
Other accounts payable                  481,167       393,140        359,319
LONG-TERM LIABILITIES                 5,704,166     5,551,137      4,748,375
Loans and Financing                   3,750,753     3,685,546      2,862,428
Debentures                              473,337       462,540        716,388
Other accounts payable                1,480,076     1,403,051      1,169,559
MINORITY SHAREHOLDERS                 3,501,810     3,043,431      3,010,409
SHAREHOLDERS' EQUITY                  2,343,554     2,079,436      1,751,750
Capital stock                         1,664,000     1,280,000      1,280,000
Capital reserves                         10,842        10,842         10,659
Profit reserves                         282,437       666,437        284,847
Retained earning                        386,375       122,157        176,244

--------------------------------------------------------------------------------

METALURGICA GERDAU S.A. - CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                     2Q2004           1Q2004            2Q2003            1H2004            1H2003
---------------------------                     ------           ------            ------            ------            ------
GROSS SALES REVENUE                           6,306,775        4,972,926         3,557,706        11,279,701         7,482,221
Deductions of gross revenues                 (1,007,759)        (799,920)         (527,417)       (1,807,679)       (1,125,093)
NET SALES REVENUES                            5,299,016        4,173,006         3,030,289         9,472,022         6,357,128
Cost of sales                                (3,432,740)      (3,155,737)       (2,245,993)       (6,588,477)       (4,741,264)
GROSS PROFIT                                  1,866,276        1,017,269           784,296         2,883,545         1,615,864
OPERATING RESULT                               (650,937)        (430,396)         (638,574)       (1,081,333)       (1,114,341)
Selling expenses                               (117,588)         (97,082)         (115,656)         (214,670)         (207,647)
General and administrative expenses            (287,795)        (220,191)         (167,439)         (507,986)         (367,771)
Financial income                                 76,890           54,942            13,259           113,832            30,004
Financial expenses                             (299,843)        (203,274)         (147,825)         (503,117)         (267,167)
Other operating income                           (2,500)          18,256               -              15,756               -
Other operating expenses                           -                -               (3,141)              -              (2,554)
Equity pick-up                                  (20,101)          16,953          (217,772)           (3,148)         (299,206)
OPERATING PROFIT                              1,215,339          586,873           145,722         1,802,212           501,523
NON-OPERATING RESULT                              6,873           (9,555)           (8,625)           (2,682)           (9,622)
Non-operating income                               -                                   -                 -                 -
Non-operating expenses                            6,873           (9,555)           (8,625)           (2,682)           (9,622)
PROFIT BEFORE TAXES/PARTICIPATION             1,222,212          577,318           137,097         1,799,530           491,901
Provision for income tax and social            (220,700)        (114,077)          (62,272)         (334,777)         (136,041)
contribution
Deferred income tax                            (125,150)         (32,146)          194,220          (157,296)          206,574
Statutory participation                          (7,919)          (8,586)           (5,192)          (16,505)          (10,443)
NET PROFIT FOR THE PERIOD                       868,443          422,509           263,853         1,290,952           551,991
------------------------------------------------------------------------------------------------------------------------------------

Controlling Shareholders                        353,304          166,964           105,715           520,268           233,278
Minority Shareholders                           515,139          255,545           158,138           770,684           318,713
------------------------------------------------------------------------------------------------------------------------------------

METALURGICA GERDAU S.A. - CONSOLIDATED
CASH FLOW

CORPORATE LAW - R$ THOUSAND                                2Q2004       1Q2004       2Q2003       1H2004       1H2003
---------------------------                                ------       ------       ------       ------       ------

NET INCOME                                                868,443      422,509      263,853    1,290,952      551,991
Equity pick-up                                             20,101     (16,953)      217,772        3,148      299,206
Provision for credit risk                                   5,507        2,632        7,064        8,139        9,364
Gain/Loss in fixed asset disposal                           4,464        5,274        6,243        9,738        7,087
Gain/Loss in disposal of investment                         3,561           37        1,607        3,598        1,642
Monetary and exchange variation                           149,354       56,427      (4,072)      205,781      (9,076)
Depreciation and amortization                             240,685      171,574      137,614      412,259      292,195
Income tax and social contribution                        167,292       89,159    (266,337)      256,451    (232,940)
Interest paid                                             111,576      126,721      155,544      238,297      299,354
Contingencies/legal deposits                                7,098        7,661       17,231       14,759       16,064
Changes in trade account receivable                     (462,029)    (384,623)       67,051    (846,652)    (272,461)
Changes in inventories                                  (262,642)    (186,067)     (93.045)    (448,709)    (231,320)
Changes in trade accounts payable                        (32,536)      347,568    (117,911)      315,032       85,786
Other accounts in operating activities                    162,869     (65,652)        1,172       97,217     (33,065)
   NET CASH PROVIDED BY OPERATING ACTIVITIES              983,743      576,267      393,786    1,560,010      783,827
Fixed assets acquisitions/disposals                     (267,673)    (219,451)    (147,370)    (487,124)    (426,027)
Deferred charges                                          (3,678)      (2,637)      (3,792)      (6,315)      (3,049)
Investments acquisitions/disposals                            (9)          (3)        2,331         (12)        2,193
   CASH (APPLIED TO) INVESTING ACTIVITIES               (271,360)    (222,091)    (148,831)    (493,451)    (426,883)
Fixed assets suppliers                                      3,626      (5,237)      (3,970)      (1,611)      (2,007)
Working capital financing                               (210,100)      276,599       39,461       66,499      199,324
Debentures                                               (21,961)       35,539     (12,356)       13,578       18,616
Proceeds from fixed assets financing                      148,708       44,488       98,198      193,196      224,864
Payments of fixed assets financing                      (154,903)    (228,957)     (91,757)    (383,860)    (277,417)
Interest paid for financing                              (82,754)    (137,576)    (166,560)    (220,330)    (233,587)
Inter companies loans                                       7,785       10,632     (19,311)       18,417     (16,424)
Capital increase/Treasury stock                               567     (40,910)            -     (40,343)
Dividend /interest & statutory particip, payment        (105,509)    (196,958)     (82,839)    (302,467)    (292,833)
   CASH PROVIDED BY (APPLIED TO) FINANCING              (414,541)    (242,380)    (239,134)    (656,921)    (379,464)
ACTIVITIES
   NET CHANGE IN CASH                                     287,842      111,796        5,821      409,638     (22,520)
      CASH BALANCE
         At the beginning of the period                 1,131,525    1,015,726    1,347,563    1,015,726    1,420,236
         Effect of exchange rate changes on cash           59,295        4,003    (136,341)       63,298    (193,462)
         Cash of companies purchased                            -            -            -            -       12,789
         At the end of the period                       1,488,662    1,131,525    1,217,043    1,488,662    1,217,043
      CASH COMPOSITION
         Temporary cash investments                     1,281,286      906,111      955,158    1,281,286      955,158
         Cash                                             207,376      225,414      261,885      207,376      261,885
---------------------------------------------------------------------------------------------------------------------


METALURGICA GERDAU S.A. - NON CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND       JUN. 2004         MAR. 2004         JUN. 2003
---------------------------       ---------         ---------         ---------

TOTAL ASSETS                      2,550,466         2,228,990         1,876,288
CURRENT ASSETS                      100,208            53,675            72,831
Cash and cash & equivalents             -                   6                 2
Temporary cash investments               80                80            35,436
Dividends                            81,275            38,877            20,643
Taxes recoverable                    15,557            12,113            12,958
Inventories                             -                 -                 -
Other                                 3,926           2,599               3,792
LONG-TERM RECEIVABLES                20,162            17,050            19,138
Accounts receivable                   3,620             3,731             4,170
A/R with related parties                -                 -                 -
Other                                16,542            13,319            14,968
PERMANENT ASSETS                  2,430,096         2,158,265         1,784,319
Investments                       2,428,430         2,156,563         1,782,507
Fixed assets                         1, 666             1,702             1,812

CORPORATE LAW - R$ THOUSAND        JUN. 2004         MAR. 2004         JUN. 2003
---------------------------        ---------         ---------         ---------
TOTAL LIABILITIES                 2,550,466         2,228,990         1,876,288
CURRENT LIABILITIES                 118,813            60,650            33,315
Loans and Financing                     -                 -                 -
Debentures                              572               553               404
Trade accounts payable                   12                52                68
Taxes payable                         2,167               123               125
Dividends payable                    84,906            41,519            21,645
A/P with related parties             17,628             7,937               214
Other accounts payable               13,528            10,466            10,859
LONG-TERM LIABILITIES                87,999            88,904            91,223
Loans and Financing                     -                 -                 -
Debentures                              -                 -                 578
Other accounts payable               87,999            88,904            90,645
SHAREHOLDERS' EQUITY              2,343,654         2,079,436         1,751,750
Capital stock                     1,664,000         1,280,000         1,280,000
Capital reserves                     10,842            10,842            10,659
Profit reserves                     282,437           666,437           284,847
Retained earning                    386,375           122,157           176,244

--------------------------------------------------------------------------------

METALURGICA GERDAU S.A. - NON-CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                                2Q2004       1Q2004       2Q2003       1H2004       1H2003
---------------------------                                ------       ------       ------       ------       ------
Deductions of gross revenues                                    -            -            -            -            -
NET SALES REVENUES                                              -            -            -            -            -
Cost of sales                                                   -            -            -            -            -
GROSS PROFIT                                                    -            -            -            -            -
OPERATING RESULT                                          350,816      165,262      107,249      516,078      236,107
Selling expenses                                                -            -            -            -            -
General and administrative expenses                       (10,156)      (8,338)      (4,456)     (18,494)     (13,811)
Financial income                                            3,003        2,981        2,613        5,984        6,140
Financial expenses                                         (2,090)      (2,144)      (1,422)      (4,234)      (2,517)
Other operating income                                          -           45          188           45          235
Other operating expenses                                        -            -            -            -            -
Equity pick-up                                            360,059      172,718      110,326      532,777      246,060
OPERATING PROFIT                                          350,816      165,262      107,249      516,078      236,107
NON-OPERATING RESULT                                            -         (37)            2         (37)            2
Non-operating income                                            -            -            2            -            2
Non-operating expenses                                          -         (37)            -         (37)            -
PROFIT BEFORE TAXES/PARTICIPATION                         350,816      165,225      107,251      516,041      236,109
Provision for income tax and social contribution                -            -            -            -            -
Deferred income tax                                         3,223        2,489         (832)       5,712       (1,414)
Statutory participation                                      (735)        (750)        (704)      (1,485)      (1,417)
NET PROFIT FOR THE PERIOD                                 353,304      166,964      105,715      520,268      233,278
---------------------------------------------------------------------------------------------------------------------

Profit per share - R$                                        4.28         4.05         2.54         6.31         5.61
Book value per share - R$                                   28.41        50.42        42.13        28.41        42.13
Outstanding shares (thousand)                              82,487       41,243       41,584       82,487       41,584
---------------------------------------------------------------------------------------------------------------------


METALURGICA GERDAU S.A. - NON-CONSOLIDATED
CASH FLOW

CORPORATE LAW - R$ THOUSAND                                2Q2004       1Q2004       2Q2003       1H2004       1H2003
---------------------------                              --------     --------     --------     --------     --------
NET INCOME                                                353,304      166,964      105,715      520,268      233,278
Equity pick-up                                           (360,059)    (172,718)    (110,326)    (532,777)    (246,060)
Gain/Loss in disposal of investment                             -           37          (1)           37           (1)
Monetary and exchange variation                             1,243        1,591        1,534        2,834        2,932
Depreciation and amortization                                  36           36           38           72           76
Income tax and social contribution                           (966)      (8,960)         297       (9,926)         855
Interest paid                                                 714           64          (25)         778          (16)
Contingencies/legal deposits                                    3         (911)         (45)        (908)          15
Changes in trade account payable                              (40)          69         (40)           29           37
Other operating activities accounts                         2,063       (3,767)       3,427       (1,704)      (1,413)
   NET CASH PROVIDED BY OPERATING ACTIVITIES               (3,702)     (17,595)         574      (21,297)     (10,297)
Investments acquisitions/disposals                           (733)           -         (757)        (733)        (757)
Interest on Equity/Distribution of Profit Received         42,727       79,475       33,479      122,202      125,623
   INVESTMENTS ACQUISITIONS/DISPOSALS                      41,994       79,475       32,722      121,469      124,866
Working capital financing                                  (1,921)      (1,876)      (1,727)      (3,797)      (3,408)
Debentures                                                      -          (13)           -          (13)         (19)
Inter companies loans                                       8,950       11,251        1,382       20,201        1,119
Capital increase/Treasury stock                                 -      (14,441)           -      (14,441)            -
Dividend /interest & statutory particip, payment          (45,327)     (81,901)     (35,346)    (127,228)    (140,684)
   CASH PROVIDED BY (APPLIED TO) FINANCING                (38,298)     (86,980)     (35,691)    (125,278)    (142,992)
ACTIVITIES
   NET CHANGE IN CASH                                          (6)     (25,100)      (2,395)     (25,106)     (28,423)
      CASH BALANCE
         At the beginning of the period                        86       25,186       37,833       25,186       63,861
         At the end of the period                              80           86       35,438           80       35,438
      CASH COMPOSITION
         Temporary cash investments                            80           80       35,436           80       35,436
         Cash                                                   -            6            2            -            2
---------------------------------------------------------------------------------------------------------------------

GERDAU S.A. - CONSOLIDATED
BALANCE SHEET

CORPORATE LAW - R$ THOUSAND      JUN. 2004         MAR. 2004         JUN. 2003
---------------------------      ---------         ---------         ---------
TOTAL ASSETS                    16,270,322        15,101,649        14,240,100
CURRENT ASSETS                   7,253,852         6,108,200         5,481,339
Cash and cash & equivalents        203,670           221,577           258,611
Trade accounts receivable        2,367,068         1,887,617         1,557,333
Taxes recoverable                  157,497           164,497            82,816
Temporary cash investments       1,286,458           929,281           939,868
Inventories                      2,873,969         2,562,324         2,322,606
Other                              365,190           342,904           320,105
LONG-TERM RECEIVABLES            1,035,496         1,096,843           759,772
Accounts receivable                 10,212            10,212            10,938
A/R with related parties            36,146            30,996            14,400
Other                              989,138         1,055,635           734,434
PERMANENT ASSETS                 7,980,974         7,896,606         7,998,989
Investments                        378,132           451,435           443,340
Fixed assets                     7,578,360         7,423,214         7,530,244
Deferred                            24,482            21,957            25,405

------------------------------------------------------------------------------


CORPORATE LAW - R$ THOUSAND      JUN. 2004         MAR. 2004         JUN. 2003
---------------------------      ---------         ---------         ---------
TOTAL LIABILITIES               16,270,322        15,101,649        14,240,100
CURRENT LIABILITIES              4,774,495         4,483,800         4,779,361
Loans and Financing              2,219,572         2,222,844         3,217,383
Debentures                           3,139             7,514            11,794
Trade accounts payable           1,525,311         1,535,936           986,409
Taxes payable                      363,725           244,449           171,649
Dividends payable                  195,551            90,607            44,415
Other accounts payable             467,197           382,450           347,711
LONG-TERM LIABILITIES           5,612 ,314         5,458,716         4,688,699
Loans and Financing              3,750,753         3,685,546         2,862,428
Debentures                         473,337           462,540           751,215
Other accounts payable           1,388,224         1,310,630         1,075,056
MINORITY SHAREHOLDERS              943,672           770,257         1,126,211
SHAREHOLDERS' EQUITY             4,939,841         4,388,876         3,645,829
Capital stock                    3,471,312         1,735,656         1,735,656
Capital reserves                   376,672           376,672           342,813
Profit reserves                    253,375         1,989,031         1,247,202
Retained earning                   838,482           287,517           320,158
------------------------------------------------------------------------------

GERDAU S.A. - CONSOLIDATED
FINANCIAL STATEMENT

CORPORATE LAW - R$ THOUSAND                     2Q2004           1Q2004            2Q2003            1H2004            1H2003
---------------------------                     ------           ------            ------            ------            ------
GROSS SALES REVENUE                           6,306,775        4,972,926         3,557,706        11,279,701         7,482,221
Deductions of gross revenues                 (1,007,759)        (799,920)         (527,417)       (1,807,679)       (1,125,093)
NET SALES REVENUES                            5,299,016        4,173,006         3,030,289         9,472,022         6,357,128
Cost of sales                                (3,432,740)      (3,155,738)       (2,245,993)       (6,588,478)       (4,741,264)
GROSS PROFIT                                  1,866,276        1,017,268           784,296         2,883,544         1,615,864
OPERATING RESULT                               (644,483)        (424,609)         (642,838)       (1,069,092)       (1,121,642)
Selling expenses                               (117,588)         (97,082)         (115,610)         (214,670)         (207,607)
General and administrative expenses            (273,837)        (208,452)         (160,422)         (482,289)         (348,853)
Financial income                                 64,662           45,536             3,535           110,198            11,423
Financial expenses                             (294,072)        (199,111)         (144,228)         (493,183)         (261,596)
Other operating income                           (3,526)          17,547               -              14,021               -
Other operating expenses                           -                -               (3,738)              -              (3,700)
Equity pick-up                                  (20,122)          16,953          (222,375)           (3,169)         (311,309)
OPERATING PROFIT                              1,221,793          592,659           141,458         1,814,452           494,222
NON-OPERATING RESULT                              6,776           (9,518)           (8,627)           (2,742)           (9,624)
Non-operating income                                  -                                  -                 -                 -
Non-operating expenses                            6,776           (9,518)           (8,627)           (2,742)           (9,624)
PROFIT BEFORE TAXES/PARTICIPATION             1,228,569          583,141           132,831         1,811,710           484,598
Provision for income tax and social            (219,683)        (113,375)          (61,382)         (333,058)         (134,283)
contribution
Deferred income tax                            (128,372)         (34,636)          195,073          (163,008)          208,012
Statutory participation                          (7,184)          (7,835)           (4,488)          (15,019)           (9,026)
NET PROFIT FOR THE PERIOD                       873,330          427,295           262,034         1,300,625           549,301
------------------------------------------------------------------------------------------------------------------------------------

Controlling Shareholders                        742,803          381,959           198,874         1,124,762           444,775
Minority Shareholders                           130,527           45,336            63,160           175,863           104,526
------------------------------------------------------------------------------------------------------------------------------------


GERDAU S.A. - CONSOLIDATED
CASH FLOW


CORPORATE LAW - R$ THOUSAND                            2Q2004           1Q2004         2Q2003            1H2004            1H2003
---------------------------                           --------        ---------      ---------         ---------         ---------
NET INCOME                                             873,330          427,295        262,034         1,300,625           549,301
Equity pick up                                          20,122          (16,953)       222,375             3,169           311,309
Provision for credit risk                                5,354            2,514          7,018             7,868             9,417
Gain/Loss in fixed asset disposal                        4,464            5,274          6,243             9,738             7,087
Gain/Loss in disposal of investment                      3,561              -            1,609             3,561             1,644
Monetary and exchange variation                        148,112           54,836         (4,346)          202,948           (12,007)
Depreciation and amortization                          240,647          171,535        137,573           412,182           292,115
Income tax and social contribution                     167,516           99,211       (267,299)          266,727          (233,895)
Interest paid                                          107,187          124,623        152,087           231,810           296,201
Contingencies/legal deposits                             7,095            8,575         17,276            15,670            16,049
Changes in trade account receivable                   (447,669)        (374,381)        62,895          (822,050)         (277,324)
Changes in inventories                                (262,642)         (186,07)       (93,045)         (448,709)         (231,320)
Changes in accounts payable                            (30,924)         348,634        (89,950)          317,710           114,844
Other accounts in operating activities                 167,155          (49,692)       (25,766)          117,463           (50,030)
   NET CASH PROVIDED BY OPERATING ACTIVITIES         1,003,308          615,404        388,704         1,618,712           793,391
Fixed assets acquisitions/disposals                   (267,673)        (219,451)      (147,369)         (487,124)         (426,026)
Deferred charges                                        (3,678)          (2,637)        (3,791)           (6,315)           (3,048)
Investments acquisitions/disposals                         724               (3)         3,090               721             2,952
   CASH (APPLIED TO) INVESTING ACTIVITIES             (270,627)        (222,091)      (148,070)         (492,718)         (426,122)
Fixed assets suppliers                                   3,626           (5,237)        (3,970)           (1,611)           (2,007)
Working capital financing                             (244,214)         272,972         26,981            28,758           171,983
Debentures                                             (21,962)          10,050        (16,783)          (11,912)          (14,718)
Proceeds from fixed assets financing                   148,708           44,488         98,198           193,196           224,864
Payments of fixed assets financing                    (154,903)        (228,957)       (91,757)         (383,860)         (277,417)
Interest paid for financin                             (79,500)        (136,068)      (162,692)         (215,568)         (227,130)
Inter companies loans                                   (2,082)             262        (18,905)           (1,820)          (15,741)
Capital increase/Treasury stock                            567          (26,469)            -            (25,902)              -
Dividend/interest & statutory particip,               (102,946)        (194,505)       (81,211)         (297,451)         (278,607)
payment
   CASH PROVIDED BY (APPLIED TO) FINANCING
   ACTIVITIES                                         (452,706)        (263,464)      (250,139)         (716,170)         (418,773)
   NET CHANGE IN CASH                                  279,975          129,849         (9,505)          409,824           (51,504)
     CASH BALANCE
       At the beginning of the period                1,150,858        1,017,006      1,344,325         1,017,006         1,430,656
       Effect of exchange rate changes on cash          59,295            4,003       (136,341)           63,298          (193,462)
       Cash of companies purchased                        -                 -              -                 -              12,789
       At the end of the period                      1,490,128        1,150,858      1,198,479         1,490,128         1,198,479
     CASH COMPOSITION
       Temporary cash investments                    1,286,458          929,281        939,868         1,286,548           939,868
       Cash                                            203,670          221,577        258,611           203,670           258,611
----------------------------------------------------------------------------------------------------------------------------------


GERDAU S.A. - NON CONSOLIDATED
BALANCE SHEET


CORPORATE LAW - R$ THOUSAND            JUN. 2004         MAR. 2004
---------------------------            ---------         ---------
TOTAL ASSETS                           5,692,395         5,185,356
CURRENT ASSETS                           273,916           275,303
Cash and cash & equivalents                1,870                44
Trade accounts receivable                    -                 -
Taxes recoverable                          3,977             2,940
Temporary cash investments                86,530           189,482
Inventories                                  -                 -
Other                                    181,539            82,837
LONG-TERM RECEIVABLES                     94,371            74,715
Accounts receivable                        8,908             8,908
A/R with related parties                     -                 -
Other                                     85,463            65,807
PERMANENT ASSETS                       5,324,108         4,835,338
Investments                            5,324,108         4,835,338
Deferred                                     -                 -
Fixed assets                                 -                 -
==================================================================


CORPORATE LAW - R$ THOUSAND            JUN. 2004         MAR. 2004
---------------------------            ---------         ---------

TOTAL LIABILITIES                      5,692,395         5,185,356
CURRENT LIABILITIES                      345,027           388,439
Loans and Financing                          -                 -
Debentures                                   -                 -
Trade accounts payable                       -                 -
Taxes payable                             16,770            17,191
Dividends payable                        178,509            82,614
A/T with related parties                 145,685           285,282
Other accounts payable                     4,063             3,352
LONG-TERM LIABILITIES                    407,527           408,041
Debentures                               245,702           249,787
A/P with related parties                     -                 -
Other accounts payable                   161,825           158,254
SHAREHOLDERS' EQUITY                   4,939,841         4,388,876
Capital stock                          3,471,312         1,735,656
Capital reserves                         376,672           376,672
Profit reserves                          253,375         1,989,031
Retained earning                         838,482           287,517
------------------------------------------------------------------


GERDAU S.A. - NON CONSOLIDATED
FINANCIAL STATEMENT


CORPORATE LAW - R$ THOUSAND                            2Q2004            1Q2004         2Q2003            1H2004            1H2003
---------------------------                            ------            ------         ------            ------            ------
                                                                                     Pro forma                           Pro forma
GROSS SALES REVENUE                                        -                -              -                 -                 -
Deductions of gross revenues                               -                -              -                 -                 -
NET SALES REVENUES                                         -                -              -                 -                 -
Cost of sales                                              -                -              -                 -                 -
GROSS PROFIT                                               -                -              -                 -                 -
OPERATING RESULT                                       725,706          373,937        194,626         1,099,643           438,556
Selling expenses                                           -                               -                 -                 -
General and administrative expenses                    (11,802)          (9,315)        (3,429)          (21,117)           (6,707)
Financial income                                        11,183           12,290          2,791            23,473            10,801
Financial expenses                                     (18,953)          (9,173)       (14,941)          (28,126)          (28,272)
Other operating income (expenses), net                     353              694            -               1,047               -
Equity pick-up                                         744,925          379,441        210,205         1,124,366           462,734
OPERATING PROFIT                                       725,706          373,937        194,626         1,099,643           438,556
Non-operating result, net                                  -                -              -                 -                 -
PROFIT BEFORE TAXES/PARTICIPATION                      725,706          373,937        194,626         1,099,643           438,556
Provision for income tax and social                          1              -              -                   1               -
contribution
Deferred income tax                                     17,370            8,316          5,297            25,686             8,221
Statutory participation                                   (274)            (294)          (284)             (568)             (568)
NET PROFIT FOR THE PERIOD                              742,803          381,959        199,639         1,124,762           446,209
----------------------------------------------------------------------------------------------------------------------------------

Profit per share - R$                                     2.52             2.59           1.35              3.81              3.01
Book value per share - R$                                16.74            29.74              -             16.74                -
Outstanding shares (thousand)                          295,135          147,567        148,354           295,135           148,354
----------------------------------------------------------------------------------------------------------------------------------

GERDAU S.A. - NON CONSOLIDATED
CASH FLOW


CORPORATE LAW - R$ THOUSAND                                                            2Q2004            1Q2004            1H2004
---------------------------                                                            ------            ------            ------
NET INCOME                                                                             742,803           381,959         1,124,762
Equity pick up                                                                        (744,925)         (379,441)       (1,124,366)
Monetary and exchange variation                                                          5,240            (1,239)            4,001
Income tax and social contribution                                                     (19,352)          (19,398)          (38,750)
Interest paid                                                                           12,493             8,902            21,395
Contingencies/legal deposits                                                                95                21               116
Changes in trade account payable                                                            12               (12)                -
Other accounts in operating activities                                                  (4,050)           (8,361)          (12,411)
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                            (7,684)          (17,569)          (25,253)
Investments acquisitions/disposals                                                    (289,260)              -            (289,260)
Interest on Equity/Distribution of Profit Received                                     100,975           243,060           344,035
   INVESTMENTS ACQUISITIONS/DISPOSALS                                                 (188,285)          243,060            54,775
Debentures                                                                             (13,288)           13,475               187
Inter companies loans                                                                  202,299           (42,050)          160,249
Capital increase/Treasury stock                                                            -             (27,036)          (27,036)
Dividend/interest & statutory particip, payment                                        (94,168)         (158,038)         (252,206)
   CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES                                   94,843          (213,649)         (118,806)
   NET CHANGE IN CASH                                                                 (101,126)           11,842           (89,284)
     CASH BALANCE
       At the beginning of the period                                                  189,526           177,684           177,684
       At the end of the period                                                         88,400           189,526            88,400
     CASH COMPOSITION
       Temporary cash investments                                                       86,530           189,482            86,530
       Cash                                                                              1,870                44             1,870
----------------------------------------------------------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - CONSOLIDATED
BALANCE SHEET


CORPORATE LAW - R$ THOUSAND                          JUN. 2004         MAR. 2004
---------------------------                          ---------         ---------
TOTAL ASSETS                                         8,580,783         7,876,853
CURRENT ASSETS                                       3,457,647         2,800,999
Cash and cash & equivalents                             65,608           140,661
Trade accounts receivable                            1,191,171           844,569
Taxes recoverable                                      123,217           138,432
Temporary cash investments                             442,837           165,015
Inventories                                          1,371,731         1,267,888
Other                                                  263,083           244,434
LONG-TERM RECEIVABLES                                  461,499           457,986
A/R with related parties                                37,132               -
Other                                                  424,367           457,986
PERMANENT ASSETS                                     4,661,637         4,617,868
Investments                                             55,140            60,382
Fixed assets                                         4,588,160         4,542,642
Deferred                                                18,337            14,844
================================================================================

CORPORATE LAW - R$ THOUSAND                          JUN. 2004         MAR. 2004
---------------------------                          ---------         ---------

TOTAL LIABILITIES                                    8,580,783         7,876,853
CURRENT LIABILITIES                                  2,594,952         2,907,814
Loans and Financing                                  1,305,994         1,713,792
Trade accounts payable                                 649,229           540,568
Taxes payable                                          258,085           199,492
Dividends/Interest on capital stock payable            198,366            91,996
A/P with related parties                                   -             184,020
Other accounts payable                                 183,278           177,946
LONG-TERM LIABILITIES                                2,346,973         1,695,841
Loans and Financing                                  2,251,099         1,611,633
Other accounts payable                                  95,874            84,208
MINORITY SHAREHOLDERS                                       -                 -
SHAREHOLDERS' EQUITY                                 3,638,858         3,273,198
Capital stock                                        2,340,576         2,340,576
Capital reserves                                       180,014           131,989
Profit reserves                                        590,982            60,222
Retained earning                                       527,286           740,411
--------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - CONSOLIDATED
FINANCIAL STATEMENT


CORPORATE LAW - R$ THOUSAND                            2Q2004            1Q2004         2Q2003            1H2004            1H2003
---------------------------                            ------            ------         ------            ------            ------
                                                                                     Pro forma                           Pro forma
GROSS SALES REVENUE                                  3,353,949        2,596,702      2,201,037         5,950,651         4,319,925
Deductions of gross revenues                          (743,421)        (589,649)      (431,526)       (1,333,070)         (842,905)
NET SALES REVENUES                                   2,610,528        2,007,053      1,769,511         4,617,581         3,477,020
Cost of sales                                       (1,480,408)      (1,262,154)    (1,125,114)       (2,742,562)       (2,114,513)
GROSS PROFIT                                         1,130,120          744,899        644,397         1,875,019         1,362,507
OPERATING RESULT                                      (420,213)        (310,222)      (323,765)         (730,435)         (602,844)
Selling expenses                                       (96,994)         (87,820)       (82,402)         (184,814)         (151,439)
General and administrative expenses                   (169,282)        (140,575)      (113,416)         (309,857)         (224,229)
Financial income                                        40,098           17,417        (25,555)           57,515           (29,665)
Financial expenses                                    (199,938)        (111,045)      (103,558)         (310,983)         (192,530)
Other operating income (expenses), net                   6,166           12,405          2,154            18,571            (3,623)
Equity pick-up                                            (263)            (604)          (988)             (867)           (1,358)
OPERATING PROFIT                                       709,907          434,677        320,632         1,144,584           759,663
Non-operating result, net                               (7,992)          (5,296)        (5,510)          (13,288)           (6,188)
PROFIT BEFORE TAXES/PARTICIPATION                      701,915          429,381        315,122         1,131,296           753,475
Provision for income tax and social                   (143,252)         (82,007)       (71,890)         (225,259)         (175,561)
contribution
Deferred income tax                                    (24,701)         (26,978)       199,220           (51,679)          219,666
Statutory participation                                 (6,909)          (7,542)        (4,204)          (14,451)           (8,458)
NET PROFIT FOR THE PERIOD                              527,053          312,854        438,248           839,907           789,122
==================================================================================================================================

Controlling Shareholders                               527,053          312,854        438,248           839,907           789,122
Minority Shareholders                                      -                -              -                 -                 -
---------------------------------------------------------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - CONSOLIDATED
CASH FLOW


CORPORATE LAW - R$ THOUSAND                                                             2Q2004            1Q2004            1H2004
---------------------------                                                             ------            ------            ------
NET INCOME                                                                             527,053           312,854           839,907
Equity pick up                                                                             263               604               867
Provision for credit risk                                                                4,771             1,888             6,659
Gain/Loss in fixed asset disposal                                                        4,456             5,289             9,745
Gain/Loss in disposal of investment                                                      3,561               -               3,561
Monetary and exchange variation                                                        126,703            50,725           177,428
Depreciation and amortization                                                          160,631           100,932           261,563
Income tax and social contribution                                                      75,756            75,867           151,623
Interest paid                                                                           53,033            50,041           103,074
Contingencies/legal deposits                                                             7,407             8,547            15,954
Changes in trade account receivable                                                   (346,706)          (88,663)         (435,369)
Changes in inventories                                                                (122,532)          (62,186)         (184,718)
Changes in trade accounts payable                                                      119,983            44,089           164,072
Other accounts in operating activities                                                  79,990            16,094            96,084
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                           694,369           516,081         1,210,450
Fixed assets acquisitions/disposals                                                   (208,002)         (142,957)         (350,959)
Deferred charges                                                                        (3,678)           (2,637)           (6,315)
Investments acquisitions/disposals                                                         724                (2)              722
   CASH (APPLIED TO) INVESTING ACTIVITIES                                             (210,956)         (145,596)         (356,552)
Fixed assets suppliers                                                                   3,471            (1,813)            1,658
Working capital financing                                                              421,803           105,080           526,883
Proceeds from fixed assets financing                                                   148,708            44,488           193,196
Payments of fixed assets financing                                                    (482,412)         (188,896)         (670,308)
Interest paid for financing                                                            (55,597)          (45,880)         (101,477)
Inter companies loans                                                                 (219,794)           56,324          (163,470)
Dividend/interest & statutory particip. payment                                       (103,198)         (292,963)         (396,161)
   CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES                                 (286,019)         (323,660)         (609,679)
   NET CHANGE IN CASH                                                                  197,394            46,825           244,219
     CASH BALANCE
       At the beginning of the period                                                  305,676           258,327           258,327
       Effect of exchange rate changes on cash                                           5,375               524             5,899
       At the end of the period                                                        508,445           305,676           508,445
     CASH COMPOSITION
       Temporary cash investments                                                      442,837           165,015           442,837
       Cash                                                                             65,608           140,661            65,608
----------------------------------------------------------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - NON CONSOLIDATED
BALANCE SHEET


CORPORATE LAW - R$ THOUSAND                      JUN. 2004         MAR. 2004
---------------------------                      ---------         ---------
TOTAL ASSETS                                     8,550,934         7,854,355
CURRENT ASSETS                                   3,416,137         2,767,307
Cash and cash & equivalents                         64,996            73,311
Trade accounts receivable                        1,224,753         1,005,657
Taxes recoverable                                  118,659           135,028
Temporary cash investments                         391,238            81,765
Inventories                                      1,358,034         1,232,221
Other                                              258,457           239,325
LONG-TERM RECEIVABLES                              444,855           445,182
A/R with related parties                            35,026                 -
Other                                              409,829           445,182
PERMANENT ASSETS                                 4,689,942         4,641,866
Investments                                        194,348           194,738
Fixed assets                                     4,480,304         4,434,682
Deferred                                            15,290            12,446
============================================================================


CORPORATE LAW - R$ THOUSAND                      JUN. 2004         MAR. 2004
---------------------------                      ---------         ---------

TOTAL LIABILITIES                                8,550,934         7,854,355
CURRENT LIABILITIES                              2,574,743         2,896,588
Loans and Financing                              1,293,343         1,708,604
Trade accounts payable                             646,306           538,441
Taxes payable                                      256,165           197,434
Dividends payable                                  198,366            91,996
A/T with related parties                               -             184,228
Other accounts payable                             180,563           175,885
LONG-TERM LIABILITIES                            2,337,333         1,684,569
Loans and Financing                              2,241,561         1,600,466
Other accounts payable                              95,772            84,103
SHAREHOLDERS' EQUITY                             3,638,858         3,273,198
Capital stock                                    2,340,576         2,340,576
Capital reserves                                   180,014           131,989
Profit reserves                                    590,982            60,222
Retained earning                                   527,286           740,411
----------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - NON CONSOLIDATED
FINANCIAL STATEMENT


CORPORATE LAW - R$ THOUSAND                            2Q2004            1Q2004         2Q2003            1H2004            1H2003
---------------------------                            ------            ------         ------            ------            ------
                                                                                     Pro forma                           Pro forma
GROSS SALES REVENUE                                  3,332,413        2,574,020      2,193,179         5,906,433         4,305,114
Deductions of gross revenues                          (741,847)        (588,811)      (431,017)       (1,330,658)         (841,909)
NET SALES REVENUES                                   2,590,566        1,985,209      1,762,162         4,575,775         3,463,205
Cost of sales                                       (1,463,269)      (1,242,771)    (1,117,882)       (2,706,040)       (2,100,195)
GROSS PROFIT                                         1,127,297          742,438        644,280         1,869,735         1,363,010
OPERATING RESULT                                      (417,384)        (307,706)      (323,668)         (725,090)         (602,979)
Selling expenses                                       (96,580)         (87,032)       (82,321)         (183,612)         (151,300)
General and administrative expenses                   (165,184)        (139,403)      (112,964)         (304,587)         (222,937)
Financial income                                        40,989           17,558        (28,262)           58,547           (37,178)
Financial expenses                                    (202,893)        (110,815)      (101,720)         (313,708)         (186,961)
Other operating income (expenses), net                   5,689           12,362          2,145            18,051            (3,638)
Equity pick-up                                             595             (376)          (546)              219              (965)
OPERATING PROFIT                                       709,913          434,732        320,612         1,144,645           760,031
Non-operating result, net                               (7,998)          (5,226)        (5,500)          (13,224)           (6,178)
PROFIT BEFORE TAXES/PARTICIPATION                      701,915          429,506        315,112         1,131,421           753,853
Provision for income tax and social                   (142,820)         (81,595)       (71,890)         (224,415)         (175,561)
contribution
Deferred income tax                                    (25,133)         (27,515)       199,230           (52,648)          219,288
Statutory participation                                 (6,909)          (7,542)        (4,204)          (14,451)           (8,458)
NET PROFIT FOR THE PERIOD                              527,053          312,854        438,248           839,907           789,122
------------------------------------------------------------------------------------------------------------------- --------------

Profit per share - R$                                     3.32             1.97           2.76              5.29              4.97
Book value per share - R$                                22.94            20.63              -             22.94                -
Outstanding shares (thousand)                          158,652          158,652        158,652           158,652           158,652
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GERDAU ACOMINAS S.A. - NON CONSOLIDATED
CASH FLOW


CORPORATE LAW - R$ THOUSAND                                                             2Q2004            1Q2004            1H2004
---------------------------                                                             ------            ------            ------
NET INCOME                                                                             527,053           312,854           839,907
Equity pick up                                                                            (595)              376              (219)
Provision for credit risk                                                                4,771             1,888             6,659
Gain/Loss in fixed asset disposal                                                        4,463             5,248             9,711
Gain/Loss in disposal of investment                                                      3,561                 -             3,561
Monetary and exchange variation                                                        126,237            50,513           176,750
Depreciation and amortization                                                          158,913            98,650           257,563
Income tax and social contribution                                                      75,263            77,396           152,659
Interest paid                                                                           51,863            49,593           101,456
Contingencies/legal deposits                                                             7,680             8,549            16,229
Changes in trade account receivable                                                   (214,306)         (181,766)         (396,072)
Changes in inventories                                                                (118,823)          (58,784)         (177,607)
Increase (decrease) in trade account payable                                            93,679            70,012           163,691
Other operating activities accounts                                                     80,848            17,255            98,103
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                           800,607           451,784         1,252,391
Fixed assets acquisitions/ disposals                                                  (206,412)         (139,992)         (346,404)
Deferred charges                                                                        (3,012)           (2,111)           (5,123)
Investments acquisitions/disposals                                                      (1,276)           (3,002)           (4,278)
Interest on Equity/Distribution of Profit Received                                           5               182               187
   INVESTMENTS ACQUISITIONS/DISPOSALS                                                 (210,695)         (144,923)         (355,618)
Fixed assets suppliers                                                                   3,339            (1,811)            1,528
Working capital financing                                                              415,186           109,585           524,771
Proceeds from fixed assets financing                                                   148,690            44,159           192,849
Payments of fixed assets financing                                                    (480,331)         (187,660)         (667,991)
Interest paid for financing                                                            (55,397)          (45,542)         (100,939)
Inter companies loans                                                                 (217,037)           43,662          (173,375)
Dividend/interest & statutory particip, payment                                       (103,204)         (293,444)         (396,648)
   CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES                                 (288,754)         (331,051)         (619,805)
   NET CHANGE IN CASH                                                                  301,158           (24,190)          276,968
     CASH BALANCE
       At the beginning of the period                                                  155,076           179,266           179,266
       At the end of the period                                                        456,234           155,076           456,234
     CASH COMPOSITION
       Temporary cash investments                                                      391,238            81,765           391,238
       Cash                                                                             64,996            73,311            64,996
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


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